

February 17, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex hereto are documents which are English language versions required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By ______________________
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex

Tab A: Financial Results for the Third Quarter of Fiscal 2004

1	Summary of Consolidated Financial and Operating Results for the Third Quarter of Fiscal 2004	February 4, 2005

Tab B: News Releases Released on the Company's Homepage (December 2, 2004 to present)

Summary of Consolidated Financial and Operating Results
for the Third Quarter of Fiscal 2004

Tab A

File No. 82-5175

February 4, 2005

Listed Company Name: Nippon Steel Corporation (Code No.: 5401; First Section of Tokyo Stock Exchange)

(URL http://www.nsc.co.jp)
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel: 81-3-3275-5014

1. Basis of Presenting Quarterly Financial Information

1) Adoption of concise accounting method: Yes

A concise accounting method has been adopted partly for the standards to appropriate corporate taxes, allowances and other items.

2) Changes in accounting methods from most recent consolidated fiscal year: Yes

□ Regarding retirement benefits for directors and corporate auditors, expenses required for retirement benefits had conventionally been appropriated at the time of payment. In order to make a fair statement of profits and losses for the respective accounting periods by rationally allocating the cost of their services during their terms of office, Nippon Steel in accordance with its internal standard has decided to appropriate, as an allowance for retirement benefits, the necessary payments at term end. Due to said appropriation, the amount for "Selling, general and administrative expenses" under consolidated statements of income (for the period from April 1 – December 31, 2004) increased by ¥3,956million , when compared with the amount that would have resulted by applying the same standard applied in the corresponding period of the previous year; operating profits and ordinary profits decreased by a corresponding amount.

□ In accounting for revenues from construction contracts, Nippon Steel conventionally had applied the percentage-of-completion method to large-scale (contract amount of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts and the completion-of-contract method to all other construction contracts. With the aim of more fairly calculating profit and loss during respective accounting terms, the company has switched as of the current fiscal year to the percentage-of-completion method for newly received large-scale (contract amount of ¥1 billion or more) and long-term (construction period of more than 12 months) construction contracts. Due to this change, net sales (for the period from April 1 – December 31, 2004) increased by ¥ 1,501million, when compared with the amount that would have resulted by applying the same accounting methods applied in the corresponding period of the previous year; operating profits and ordinary profits also increased by ¥ 172million.

3) Changes in the scope of consolidation and application of the equity method: Yes

Consolidation (newly included): 7 (excluded): 6

Equity method (newly applied): 5 (excluded): 3

2. Outline of Financial and Operating Results up to the Third Quarter of Fiscal 2004 (April 1, 2004 to December 31, 2004)

	Sales		Operating profits		Ordinary profits	
	¥million	(%)	¥million	(%)	¥million	(%)
Third quarter of fiscal 2004	2,368,760	-	268,081	-	242,321	-
Third quarter of fiscal 2003	-	-	-	-	-	-
(Reference) Fiscal 2003	2,925,878		224,475		172,851	

	Net income		Net income per share
	¥million	(%)	¥
Third quarter of fiscal 2004	147,114	-	21.85
Third quarter of fiscal 2003	-	-	-
(Reference) Fiscal 2003	41,515		6.16

Notes
1) Amounts below ¥1 million are rounded down.
2) Percentages for sales, operating profits, ordinary profits and net income per share indicate changes over the corresponding term of the previous fiscal year.
3) No figures are indicated for the third quarter of fiscal 2003 as quarterly information has been disclosed since the first quarter of fiscal 2004. Accordingly, no percentage figures are provided for the third quarter of fiscal 2004.

(Reference)
The full-year forecast for consolidated operating results in fiscal 2004 (April 1, 2004 to March 31, 2005) is slated for release, as usual, at the beginning of March 2005. No revisions have been made to the forecast released in the interim-term business report (April to September 2004).

3. Segment Information

(Information of business segment)

Up to the third quarter of fiscal 2004 (April 1, 2004 to December 31, 2004)

(¥million)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Sales	1,900,979	134,800	47,150	242,037	92,523	55,335	2,472,826	(104,066)	2,368,760
Operating costs and expenses	1,657,720	139,762	42,297	223,491	86,507	54,785	2,204,565	(103,886)	2,100,679
Operating profits	243,259	µ4,962	4,852	18,546	6,015	550	268,261	(180)	268,081

General Information on Consolidated Operating Performance

Although the Japanese economy is fundamentally on recovery track after showing an expansionary trend supported by firm exports and equipment-investment, currently it seems to be marking time by saturation in equipment investment and curtailed production in IT- and digital-related fields.

In the steelmaking and steel fabrication sector, domestic demand for steel products in civil engineering remained stagnant but showed a steady tone in construction activities of new building. The automobile, shipbuilding and industrial machinery industries, supported by thriving exports, continued to exhibit vigorous growth in the domestic steel demand.

In steel exports, the manufacturing industries of East Asia that serve as Nippon Steel's main market enjoyed favorable rates of production and are expected to continue their steady demand for steel products. Meanwhile, with regard to raw materials and freight, the cost of raw materials continues to soar due to rapidly expanding demand in China and other East Asian nations. Accordingly, it will be necessary to closely watch how these and other variables develop in the future.

Under such circumstances, Nippon Steel is exerting its maximum efforts to fulfill its primary management task of fine-tuning production and shipping to meet the astonishing demand in both domestic and overseas markets. At the same time, Nippon Steel asks its customers to fully understand this steadily developing market environment as the company continues its efforts to further improve the sales prices of steel products.

In the engineering and construction sector, which is confronted by an operating environment that remains severe due to reductions in domestic public works projects and other factors, Nippon Steel is striving more than ever as it makes every possible effort to secure orders from both domestic and overseas customers and to promote cost cutting. In the urban development sector, operations that are centered on condominium sales in the Tokyo metropolitan area are progressing steadily as planned. In the chemicals and nonferrous materials sector, while there is some concern about stockpile adjustments in digital-related fields and declines in both material and product costs, the profit situation in this sector as a whole is following a favorable trend. In the system solutions sector, an all-out effort is being made to link active inquiries from users to the receipt of orders.

Pursuant to the foregoing, the settlement of accounts for the period up to the third quarter of fiscal 2004 (April 1, 2004 to December 31, 2004) shows the following consolidated operating results: sales of ¥2,368.7 billion, operating profits of ¥268.0 billion, ordinary profits of ¥242.3 billion, a special loss of ¥0.7 billion and a net income of ¥147.1 billion.

Recent Quarterly Operating Results

Fiscal 2004 (April 1, 2004 to March 31, 2005)

	1st quarter		2nd quarter		Interim term		3rd quarter		Cummulative total of 9 months		Forecast for fiscal 2004 (data released on October 28, 2004)	
	April-June 2004		July-Sept. 2004		April-Sept. 2004		Oct.-Dec. 2004		April-Dec. 2004			
	¥million		¥million		¥million		¥million		¥million		¥million	
Sales	702,156		807,110		1,509,266		859,494		2,368,760		3,330,000	
Steelmaking and steel fabrication	560,305		648,639		1,208,944		692,034		1,900,979		2,570,000	
Engineering and construction	41,953		45,079		87,032		47,767		134,800		290,000	
Urban development	11,042		14,004		25,046		22,103		47,150		90,000	
Chemicals and nonferrous materials	69,517		89,053		158,570		83,467		242,037		320,000	
System solutions	29,691		36,044		65,736		26,786		92,523		150,000	
Other businesses	17,273		19,256		36,529		18,806		55,335		75,000	
Elimination of intersegment transactions	(27,626)		(44,967)		(72,594)		(31,472)		(104,066)		(165,000)	
Operating profits	55,989	(8.0%)	86,227	(10.7%)	142,216	(9.4%)	125,864	(14.6%)	268,081	(11.3%)	360,000	(10.8%)
Steelmaking and steel fabrication	52,583	(9.4%)	78,008	(12.0%)	130,591	(10.8%)	112,667	(16.3%)	243,259	(12.8%)	315,000	(12.3%)
Engineering and construction	▲ 2,036	(▲4.9%)	▲ 3,725	(▲8.3%)	▲ 5,762	(▲6.6%)	799	(1.7%)	▲ 4,962	(▲3.7%)	6,000	(2.1%)
Urban development	1,328	(12.0%)	435	(3.1%)	1,764	(7.0%)	3,088	(14.0%)	4,852	(10.3%)	6,000	(6.7%)
Chemicals and nonferrous materials	3,842	(5.5%)	7,751	(8.7%)	11,593	(7.3%)	6,952	(8.3%)	18,546	(7.7%)	23,000	(7.2%)
System solutions	1,610	(5.4%)	2,551	(7.1%)	4,161	(6.3%)	1,854	(6.9%)	6,015	(6.5%)	12,000	(8.0%)
Other businesses	▲ 438	(▲2.5%)	594	(3.1%)	156	(0.4%)	393	(2.1%)	550	(1.0%)	▲ 2,000	(▲2.7%)
Elimination of intersegment transactions	(900)		(▲ 611)		(288)		(▲ 108)		(180)		(-)	
Ordinary profits	47,479	(6.8%)	88,439	(11.0%)	135,919	(9.0%)	106,402	(12.4%)	242,321	(10.2%)	320,000	(9.6%)
net income	23,302	(3.3%)	57,736	(7.2%)	81,039	(5.4%)	66,074	(7.7%)	147,114	(6.2%)	190,000	(5.7%)
	¥		¥		¥		¥		¥		¥	
Net income per share	3.47		8.56		12.05		9.80		21.85		28.17	

( ):Return on sales

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

File No. 82-5175

Supplementary Information on the Financial Result for the Third Quarter of Fiscal 2004

Japanese Steel Industry

1.Crude Steel Production

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	27.93	27.50	55.43	27.99	27.58	55.57	111.00
2004FY	28.22	28.16	56.38	28.71			

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (millions of tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (millions of tons)	H-flange beams *2 (millions of tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.320
Sep. 2001	6.15	125.4	4.63	0.307
Mar. 2002	5.42	107.6	3.93	0.314
Sep. 2002	5.12	102.2	3.71	0.264
Mar. 2003	5.33	104.0	3.76	0.256
Sep. 2003	5.67	114.1	4.13	0.274
Oct. 2003	5.70	110.1	4.24	0.278
Nov. 2003	5.73	119.7	4.12	0.282
Dec. 2003	5.55	121.4	3.93	0.278
Jan. 2004	5.47	112.6	4.02	0.262
Feb. 2004	5.30	109.5	3.92	0.244
Mar. 2004	5.03	94.8	3.77	0.240
Apr. 2004	5.13	105.5	3.80	0.264
May 2004	5.33	111.8	3.81	0.290
June 2004	5.20	104.5	3.74	0.304
July 2004	5.13	101.0	3.72	0.310
Aug. 2004	5.60	123.3	4.06	0.317
Sep.2004	5.37	100.9	3.86	0.312
Oct. 2004	5.46	109.2	3.81	0.300
Nov. 2004	5.30	101.5	3.76	0.294
Dec. 2004*3	5.33	109.6	3.82	0.296

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

*3Preliminary report

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	7.41	7.78	15.19	7.89	7.38	15.27	30.45
2004FY	7.00	7.66	14.65	7.66			

4. Crude Steel Production

(Non-consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	7.48	7.72	15.20	7.69	7.25	14.94	30.14
2004FY	7.04	7.57	14.61	7.61			

(Consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	8.11	8.26	16.37	8.42	7.94	16.35	32.73
2004FY	7.78	8.30	16.08	8.34			

5. Steel Products Shipment

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	-	-	14.50	-	-	14.89	29.39
2004FY	6.94	7.36	14.29	7.41			

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY*	-	-	53.2	-	-	51.3	52.2
2004FY	55.9	60.1	58.1	63.0			

* These figures include average price of stainless-steel business that was transferred to Nippon Steel's consolidated subsidiary. Average price of steel products except those of stainless-steel business will be as follows:

1st half of 2003 FY	50.0 thousands of yen / ton
2003 FY total	50.6 thousands of yen / ton

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	-	-	31.6	-	-	31.0	31.3
2004FY	29.8	32.3	31.1	31.0			

8. Foreign Exchange Rate

(JPY/USD)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2003FY	-	-	119	-	-	109	114
2004FY	109	110	109	107			

Inter-office rate of 2nd half of 2004 FY : 105(JPY/USD)

9. Breakdown of Special Profit and Losses(Consolidated)

(billions of yen)

	1st quarter	1st half	3rd quarter	Cummulative total of 9 months
Gain on sales of tangible fixed assets	▲4	28	29	57
Gain on sales of investments in securities	8	48	▲4	44
Special retirement allowances for voluntary retirement	* ▲28	-	-	-
Amortization of transition obligation in respect of new accounting standard for retirement benefits	▲11	▲21	▲12	▲34
Provision for loss on accidents at works	▲45	▲47	-	▲47
Loss on restructuring of subsidiary's business structures		▲20	▲8	▲28
total	▲79	▲11	4	▲7

* "Special retirement allowances for voluntary retirement" under Statements of Income has been transferred from "Special loss" to "Special profit and loss" staring from the interim term of fiscal 2004.

News Release

Tab B

Nippon Steel reaches basic agreement with AMCI on acquisition of interest in two Australian coal mines and on long-term coal purchase

December 15.2004

Nippon Steel Corporation (President: MIMURA Akio) and American Metals & Coal International, Inc. (Head Office: Connecticut, President: Hans MENDE, "AMCI"), have reached a basic agreement to acquire a 5% interest each in Australian coal mines Carborough Downs and Glennies Creek owned by AMCI, and further to purchase coking coal from both mines over a 10 year period (which may be extended by NSC's option) totalling approximately 12 million tons. Conclusion of definitive agreements are targeted by the end of January 2005.

Over the years Nippon Steel has maintained a close relationship with AMCI through transactions such as the purchase of American coals and Australian semi-anthracite. AMCI is currently planning to develop the Carborough Downs coking coal deposit located in the State of Queensland, Australia with production scheduled to commence in JFY2005 then to be gradually expanded. AMCI is also planning to expand production at its Glennies Creek mine located in the State of New South Wales, Australia to increase the annual capacity of the mine from 1.7 million tons per annum to 2.8 million tons per annum. Nippon Steel expects that its participation in and support of AMCI's development/expansion of these mines will contribute to the stabilization of the global coking coal market which currently remains tight.

As part of the basic agreement reached with AMCI, Nippon Steel also expects to secure supply of coking coal from the Carborough Downs and Glennies Creek mines over a period of 10 years totalling approximately 12 million tons. With their low ash content and high fluidity, both coals should contribute to the further stabilization of the company's purchase management for key raw materials.

Through the above arrangements, Nippon Steel looks forward to further strengthening its ties with AMCI.

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

File No. 82-5175

News Release

Nippon Steel Reached Basic Agreement with a Canadian Coking Coal Shipper (EVCP) about Obtainment of Interests and a New Long-term Contract.

December 20.2004

Nippon Steel Corporation (President: Mimura Akio), has reached a basic agreement with Elk Valley Coal Partnership (Head Office: Alberta, Canada, CEO: Jim Popowich, hereinafter "EVCP") to acquire a 2.5% interest in the Elkview mine located in the southeastern part of British Columbia, Canada and to jointly expand the said mine. Further, basic agreement was reached for further purchase of coking coal from the said mine. Conclusion of definitive agreements are scheduled around mid-February 2005. POSCO reached similar basic agreements with EVCP at the same time as Nippon Steel.

Specifically, Nippon Steel, POSCO and EVCP will form a new partnership that would own the Elkview mine (Elkview Mine Limited Partnership, hereinafter "EVMP"), Nippon Steel and POSCO each having a 2.5% interest in EVMP.

The annual production capacity of the Elkview mine, currently owned and operated by EVCP (a partnership between Teck Cominco Limited (38%) and Fording Canadian Coal Trust (62%)), is expected to increase from 5.6 million tons per annum to 7.0 million tons per annum by 2007, as a result of the equity participation by Nippon Steel and POSCO. Nippon Steel is confident that the expansion and production increase of this mine will contribute to the stabilization of the global coking coal market that is becoming increasingly tight.

Nippon Steel has also reached a basic agreement with EVCP on supply of coal from Elkview and Fording mines over a 10 year period beginning in 2005 totaling approximately 29 million tons. Nippon Steel has been steadily purchasing from both mines since the 1960s, but a new contract contemplated in the basic agreement would increase the volume by approximately 6 million tons in total.

Nippon Steel expects that the above arrangement will contribute in stabilizing the procurement of coking coal and also facilitate the further strengthening of our relations with EVCP and POSCO.

Nippon Steel's acquisition of interests in EVMP will be implemented through its American subsidiary, Nippon Steel U.S.A., Inc. (Head Office: New York).
– End –

December 27, 2004

Nippon Steel has reached a basic agreement with Nakayama Steel Works on establishment of a joint venture producing bar and wire rod and acquisition of Nakayama's shares

Nippon Steel Corporation (Principal place of business: Chiyoda-ku, Tokyo; President: Akio Mimura, hereinafter "Nippon Steel") and Nakayama Steel Works, Ltd. (Principal place of business: Taisho-ku, Osaka; President: Masahisa Kozaki, hereinafter "Nakayama") have reached a basic agreement to jointlyestablish a company producing bars and wire rods. In order to proceed with this agreement and to promote further specific tie-up operations in the future between the two companies, Nippon Steel has also agreed to acquire shares of Nakayama.

1. Establishment of a New Company Producing Bars and Wire Rods and its Objective

With the aim of strengthening their competitiveness in the field of bar and wire rod operations, Nippon Steel and Nakayama will establish a new company through joint investments (60% by Nippon Steel and 40% by Nakayama). The new company will purchase rolling equipment for bars and wire rods from Nakayama, and both Nippon Steel and Nakayama will entrust rolling operations to it.

The joint establishment of this company will help improve Nippon Steel's capacity to meet demand in terms of lead times, delivery schedule and other requirements in western Japan, and will simultaneously improve the capacity utilization of rolling equipment of Nakayama.

2. Acquisition of Shares

By acquiring Nakayama's shares from a subsidiary of Nakayama, Nippon Steel will increase its current stock ownership of Nakayama from 1.3% to 5%.

Nippon Steel and Nakayama have thus far promoted a variety of tie-up operations, such as transactions in coke and billets, mutually commissioning the production of steel products, and integrating the operations of their affiliates and subsidiaries. Nippon Steel has decided that the acquisition of additional shares of Nakayama and the joint establishment of a new company as well will be an effective means of promoting further tie-up relations and improving mutual benefits.

Meanwhile, Nakayama will similarly make an additional acquisition of Nippon Steel shares.

End

Company Outlines

Nippon Steel Corporation

Head Office: 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan
Representative: Akio Mimura, Representative Director and President
Establishment: 1970
Common stock: ¥419.5 billion (as of March 31, 2004)
Net sales: ¥1,861.8 billion (fiscal 2003)
Number of employees: 15,138 (as of March 31, 2004)

Nakayama Steel Works, Ltd.

Head Office: 1-66, Funamachi 1-chome, Taisho-ku, Osaka 551-0022, Japan
Representative: Masahisa Kozaki, Representative Director and President
Establishment: 1923
Common stock: ¥12.9 billion (as of March 31, 2004)
Net sales: ¥78.9 billion (fiscal 2003)
Number of employees: 736 (as of March 31, 2004)

New Company

Name of company: Undecided
Location of headquarters: Undecided
Representative: Undecided
Date of establishment: Undecided (planned for early fiscal 2005)
Common stock: ¥490 million (planned)
Equity participation ratio: 60% by Nippon Steel, 40% by Nakayama Steel Works
Entrusted production: About 55,000 metric tons/month
Number of employees: 0 (Production and other operations will be entrusted to Nakayama Steel Works.)

News Release

Study begins for Joint Use of Iron- and Steelmaking Facilities at Wakayama Works of Sumitomo Metal

January 21.2005

Nippon Steel Corporation (Principal place of business: Chiyoda-ku, Tokyo, President: MIMURA Akio) ("Nippon Steel") and Sumitomo Metal Industries, Ltd. (Principal place of business: Chuo-ku, Osaka, President: SHIMOZUMA Hiroshi) ("Sumitomo Metal") have been studying and implementing various tie-up measures such as mutual cooperation in physical distribution, purchase of raw materials, material and machinery and management of neighboring steelworks for greater cost competitiveness, mutual supply of semi-finished and downstream products during relining of blast furnace and in emergencies, integration of stainless steel and welding materials businesses, tie-ups between respective group companies for strengthening their corporate structures, and supply of hot coils from Nippon Steel to Sumitomo Metal following the restructuring of steel sheet production at Wakayama Works of Sumitomo Metal.

On the other hand, each of the two companies have been doing their best to meet the brisk steel demand in Japan and overseas due to, among other things, the economic growth of China and Asian countries. Under such circumstances, more efficient utilization of the two companies' existing production facilities to ensure and enhance their respective supply capabilities is deemed important. Nippon Steel and Sumitomo Metal have now agreed to start study of a possible joint utilization of iron- and steelmaking facilities at Wakayama Works on the premises that Nippon Steel will make an equity participation in East Asia United Steel Corporation (Principal place of business: Chuo-ku, Tokyo, President: AMAYA Gashun, Capital: ¥30.3 billion (as from April 2005), Shareholders: Sumitomo Metal 62%, China Steel Corporation 33%, Sumitomo Corporation 5%).

Henceforth, the two steel companies wish to formulate soon concrete plans for the joint use of iron- and steelmaking facilities at Wakayama Works to realize a fuller production set-up of the two companies in consultation with the other shareholders of East Asia United Steel Corporation, and further to deepen their alliance through such study.

Nippon Steel and Sumitomo Metal also intend to examine, taking into account the development of the above studies, possibilities of greater cooperation with Kobe Steel, Ltd., with which each of the two companies is in alliance.